

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2012

<u>Via E-mail</u>
Mr. Tinghe Yan
Chief Executive Officer
China YCT International Group, Inc.
c/o Shandong Spring Pharmaceutical Co., Ltd Economic Development Zone.
Gucheng Road Sishui County Shandong Province
PR China, 373200

Re: China YCT International Group, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2011
Filed September 9, 2011
File No. 000-53600

Dear Mr. Yan:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Gus Rodriguez

                                        Gus Rodriguez
                                        Accounting Branch Chief